

Credit Ratings Performance Measurement Statistics

HR Ratings

Credit Ratings Performance Measurement Statistics
NRSRO Credit Ratings Transition Matrices.

Transition/ Default Matrices of NRSRO ratings are composed in the following subclasses:

a) Sovereign Issuers.
b) U.S. Public Finance.
c) International Public Finance.

*Our ratings range from HR AAA to HR D, a plus or minus sign may be included in the range from HR AA to HR C, to indicate strength or weakness within a general rating category.

Credit Ratings Performance Measurement Statistics

HR Ratings® | Credit Rating Agency

Sovereign issuers

- One- Year Sovereign Issuers, Long Term Global Transition Matrix – 2014-2015

Sovereign Issuers - 1 Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																			Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR AAA (G)	HR AA + (G)	HR AA (G)	HR AA - (G)	HR A + (G)	HR A (G)	HR A - (G)	HR BBB + (G)	HR BBB (G)	HR BBB - (G)	HR BB + (G)	HR BB (G)	HR BB - (G)	HR B + (G)	HR B (G)	HR B - (G)	HR C + (G)	HR C (G)	HR C - (G)	Default	Paid Off	Withdrawn (Other)
HR AAA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A - (G)	1	-	-	-	-	-	-	100%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	1																						

Source: HR Ratings

- One- Year Sovereign Issuers, Short Term Global Transition Matrix – 2014-2015

Sovereign Issuers - 1 Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR +1 (G)	HR1 (G)	HR2 (G)	HR3 (G)	HR4 (G)	HR5 (G)	Default	Paid Off	Withdrawn (Other)
HR +1 (G)	-	-	-	-	-	-	-	-	-	-
HR1 (G)	-	-	-	-	-	-	-	-	-	-
HR2 (G)	1	-	-	100.0%	-	-	-	-	-	-
HR3 (G)	-	-	-	-	-	-	-	-	-	-
HR4 (G)	-	-	-	-	-	-	-	-	-	-
HR5 (G)	-	-	-	-	-	-	-	-	-	-
Total	1							-	-	-

Source : HR Ratings

- Three- Year Sovereign Issuers, Long Term Global Transition Matrix – 2012-2015

Sovereign Issuers - 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																			Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR AAA (G)	HR AA + (G)	HR AA (G)	HR AA - (G)	HR A + (G)	HR A (G)	HR A - (G)	HR BBB + (G)	HR BBB (G)	HR BBB - (G)	HR BB + (G)	HR BB (G)	HR BB - (G)	HR B + (G)	HR B (G)	HR B - (G)	HR C + (G)	HR C (G)	HR C - (G)	Default	Paid Off	Withdrawn (Other)
HR AAA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A - (G)	1	-	-	-	-	-	-	100%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	1																						

Source: HR Ratings

- Three- Year Sovereign Issuers, Short Term Global Transition Matrix – 2012-2015

Sovereign Issuers - 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR +1 (G)	HR1 (G)	HR2 (G)	HR3 (G)	HR4 (G)	HR5 (G)	Default	Paid Off	Withdrawn (Other)
HR +1 (G)	-	-	-	-	-	-	-	-	-	-
HR1 (G)	-	-	-	-	-	-	-	-	-	-
HR2 (G)	1	-	-	100.0%	-	-	-	-	-	-
HR3 (G)	-	-	-	-	-	-	-	-	-	-
HR4 (G)	-	-	-	-	-	-	-	-	-	-
HR5 (G)	-	-	-	-	-	-	-	-	-	-
Total	1							-	-	-

Source : HR Ratings

- Ten- Year Sovereign Issuers, Long Term Global Transition Matrix – 2005-2015

The ten-year Sovereign Issuer Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing Sovereign ratings as of 2012.

- Ten- Year Sovereign Issuers, Short Term Global Transition Matrix – 2005-2015

The ten-year Sovereign Issuer Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing Sovereign ratings as of 2012.

- One- Year Sovereign Issuers, Long Term Local Transition Matrix – 2014-2015

HR Ratings has not issued long term local ratings for Sovereign Issuers.

- One- Year Sovereign Issuers, Short Term Local Transition Matrix – 2014-2015

HR Ratings has not issued short term local ratings for Sovereign Issuers.

- Three- Year Sovereign Issuers, Long Term Local Transition Matrix – 2012-2015

HR Ratings has not issued long term local ratings for Sovereign Issuers.

- Three- Year Sovereign Issuers, Short Term Local Transition Matrix – 2012-2015

HR Ratings has not issued short term local ratings for Sovereign Issuers.

- Ten- Year Sovereign Issuers, Long Term Local Transition Matrix – 2005-2015

HR Ratings has not issued long term local ratings for Sovereign Issuers.

- Ten- Year Sovereign Issuers, Short Term Local Transition Matrix – 2005-2015

HR Ratings has not issued short term local ratings for Sovereign Issuers.



Credit Ratings Performance Measurement Statistics

U.S. Public Finance

- One- Year U.S. Public Finance, Long Term Global Transition Matrix – 2014-2015

U.S Public Finance - 1 Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																			Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR AAA (G)	HR AA + (G)	HR AA (G)	HR AA - (G)	HR A + (G)	HR A (G)	HR A - (G)	HR BBB + (G)	HR BBB (G)	HR BBB - (G)	HR BB + (G)	HR BB (G)	HR BB - (G)	HR B + (G)	HR B (G)	HR B - (G)	HR C + (G)	HR C (G)	HR C - (G)	Default	Paid Off	Withdrawn (Other)
HR AAA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB (G)	2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BBB - (G)	2	-	-	-	-	-	-	-	-	-	100%	-	-	-	-	-	-	-	-	-	-	-	100%
HR BB + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR BB - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C + (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C - (G)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	4																						

Source: HR Ratings

- One- Year U.S. Public Finance, Short Term Global Transition Matrix – 2014-2015

HR Ratings has not issued short term global ratings for U.S. Public finance.

-Three- Year U.S. Public Finance, Long Term Global Transition Matrix – 2012-2015

The three year U.S. Public Finance Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing U.S. Public Finance ratings as of 2014.

-Three- Year U.S. Public Finance, Short Term Global Transition Matrix – 2012-2015

HR Ratings has not issued short term global ratings for U.S. Public finance.



Credit Ratings Performance Measurement Statistics

- Ten- Year U.S. Public Finance, Long Term Global Transition Matrix – 2005-2015

The ten year U.S. Public Finance Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing U.S. Public Finance ratings as of 2014.

- Ten- Year U.S. Public Finance, Short Term Global Transition Matrix – 2005-2015

HR Ratings has not issued short term global ratings for U.S. Public finance.

- One- Year U.S. Public Finance, Long Term Local Transition Matrix – 2014-2015

HR Ratings has not issued long term local ratings for U.S. Public finance.

- One- Year U.S. Public Finance, Short Term Local Transition Matrix – 2014-2015

HR Ratings has not issued short term local ratings for U.S. Public finance.

-Three- Year U.S. Public Finance, Long Term Local Transition Matrix – 2012-2015

HR Ratings has not issued long term local ratings for U.S. Public finance.

-Three- Year U.S. Public Finance, Short Term Local Transition Matrix – 2012-2015

HR Ratings has not issued short term local ratings for U.S. Public finance.

- Ten- Year U.S. Public Finance, Long Term Local Transition Matrix – 2005-2015

HR Ratings has not issued long term local ratings for U.S. Public finance.

- Ten- Year U.S. Public Finance, Short Term Local Transition Matrix – 2005-2015

HR Ratings has not issued short term local ratings for U.S. Public finance.

International Public Finance

- One- Year International Public Finance, Long Term Global Transition Matrix – 2014-2015

HR Ratings has not issued long term global ratings for International Public Finance.

- One- Year International Public Finance, Short Term Global Transition Matrix – 2014-2015

HR Ratings has not issued short term global ratings for International Public Finance

- Three- Year International Public Finance, Long Term Global Transition Matrix – 2012-2015

HR Ratings has not issued long term global ratings for International Public Finance.

- Three- Year International Public Finance, Short Term Global Transition Matrix – 2012-2015

HR Ratings has not issued short term global ratings for International Public Finance

- Ten- Year International Public Finance, Long Term Global Transition Matrix – 2005-2015

HR Ratings has not issued long term global ratings for International Public Finance.

- Ten- Year International Public Finance, Short Term Global Transition Matrix – 2005-2015

HR Ratings has not issued short term global ratings for International Public Finance

- One- Year International Public Finance, Long Term Local Transition Matrix – 2014-2015

International Public Finance Issuers - 1 Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																			Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR AAA	HR AA +	HR AA	HR AA -	HR A +	HR A	HR A -	HR BBB +	HR BBB	HR BBB -	HR BB +	HR BB	HR BB -	HR B +	HR B	HR B -	HR C +	HR C	HR C -	Default	Paid Off	Withdrawn (Other)
HR AAA	8	100%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA +	25	20%	72%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8%	-
HR AA	60	10%	12%	77%	2%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR AA -	56	-	-	13%	30%	4%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7%	46%
HR A +	26	-	-	-	23%	62%	4%	4%	-	-	-	-	-	-	-	-	-	-	-	-	-	8%	-
HR A	17	-	-	-	6%	29%	41%	-	-	-	-	-	-	-	-	-	-	-	-	-	6%	6%	12%
HR A -	15	-	-	-	-	-	27%	60%	7%	-	-	-	-	-	-	-	-	-	-	-	-	7%	-
HR BBB +	8	-	-	-	-	-	-	13%	63%	13%	-	13%	-	-	-	-	-	-	-	-	-	-	-
HR BBB	14	-	-	-	-	-	-	-	14%	57%	21%	-	-	-	-	-	-	-	-	-	-	7%	-
HR BBB -	18	-	-	-	-	-	-	-	-	28%	56%	17%	-	-	-	-	-	-	-	-	-	-	-
HR BB +	13	-	-	-	-	-	-	-	-	-	15%	69%	8%	-	-	-	-	-	-	-	-	-	8%
HR BB	7	-	-	-	-	-	-	-	-	-	-	29%	57%	-	-	-	-	-	-	-	-	-	14%
HR BB -	1	-	-	-	-	-	-	-	-	-	-	-	100%	-	-	-	-	-	-	-	-	-	-
HR B +	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C +	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	268																						

Source : HR Ratings

- One- Year International Public Finance, Short Term Local Transition Matrix – 2014-2015

HR Ratings has not issued short term local ratings for International Public Finance

Credit Ratings Performance Measurement Statistics

- Three- Year International Public Finance, Long Term Local Transition Matrix – 2012-2015

International Public Finance Issuers - 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																			Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating Scale	Number of Ratings Outstanding	HR AAA	HR AA +	HR AA	HR AA -	HR A +	HR A	HR A -	HR BBB +	HR BBB	HR BBB -	HR BB +	HR BB	HR BB -	HR B +	HR B	HR B -	HR C +	HR C	HR C -	Default	Paid Off	Withdrawn (Other)
HR AAA	3	67%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	33%
HR AA +	20	20%	30%	15%	10%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	25%	-
HR AA	12	8%	8%	33%	17%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	25%	8%
HR AA -	13	15%	-	8%	23%	15%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	23%	15%
HR A +	13	-	8%	46%	15%	23%	8%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR A	23	-	-	4%	4%	22%	9%	13%	4%	-	4%	4%	-	-	-	-	-	-	-	-	4%	17%	13%
HR A -	10	-	-	-	10%	10%	20%	20%	-	-	10%	-	-	-	-	-	-	-	-	-	-	10%	20%
HR BBB +	11	-	-	-	-	-	9%	9%	27%	9%	9%	-	-	-	-	-	-	-	-	-	-	-	36%
HR BBB	14	-	-	-	-	-	7%	7%	29%	14%	7%	7%	-	-	-	-	-	-	-	-	-	14%	14%
HR BBB -	11	-	-	-	-	-	-	-	-	27%	-	18%	-	-	-	-	-	-	-	-	18%	-	36%
HR BB +	5	-	-	-	-	-	-	-	-	-	-	40%	20%	-	-	-	-	-	-	-	-	-	40%
HR BB	2	-	-	-	-	-	-	-	-	-	-	50%	50%	-	-	-	-	-	-	-	-	-	-
HR BB -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B +	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR B	1	-	-	-	-	-	-	-	-	-	-	-	100%	-	-	-	-	-	-	-	-	-	-
HR B -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C +	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
HR C -	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	138																						

Source: HR Ratings

- Three- Year International Public Finance, Short Term Local Transition Matrix – 2012-2015

HR Ratings has not issued short term local ratings for International Public Finance

- Ten- Year International Public Finance, Long Term Local Transition Matrix – 2005-2015

The ten-year International Public Finance Transition Matrix cannot be calculated due to the fact that HR Ratings started issuing International Public Finance ratings as of 2008.

- Ten- Year International Public Finance, Short Term Local Transition Matrix – 2005-2015

HR Ratings has not issued short term local ratings for International Public Finance

Credit Ratings Performance Measurement Statistics

Long Term Global Rating Scale

Symbol	Definition of the Rating
HR AAA (G)	The issuer or issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk on a global scale basis.
HR AA (G)	The issuer or issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk on a global scale basis, under adverse economic scenarios.
HR A (G)	The issuer or issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk on a global scale basis.
HR BBB (G)	The issuer or issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk on a global scale, with weakness in the ability to pay in adverse economic scenarios.
HR BB (G)	The issuer or issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk on a global scale basis.
HR B (G)	The issuer or issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk on a global scale. The issue or issuer is susceptible to falling into default.
HR C (G)	The issuer or issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D (G)	The issuer or issue with this rating has the lowest rating on a global scale basis. The issue is already in, or is highly likely to fall into, default in the short term.

Our ratings range from HR AAA (G) to HR D (G), a plus or minus sign may be included in the range from HR AA (G) to HR C (G), to indicate strength or weakness within a general rating category.

Credit Ratings Performance Measurement Statistics

Short Term Global Rating Scale

Symbol	Definition of the Rating
HR1 (G)	The issuer or issue with this rating exhibits high capacity for timely payment of debt obligations in the short term and maintains the lowest credit risk on a global scale basis. Within this category, debt instruments and or issuers with features showing relative superiority in terms of credit characteristics may be rated as HR+1 (G).
HR2 (G)	The issuer or issue with this rating exhibits an acceptable capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments on a global scale basis.
HR3 (G)	The issuer or issue with this rating exhibits a moderate capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments on a global scale basis.
HR4 (G)	The issuer or issue with this rating exhibits an insufficient capacity for timely payment of debt obligations in the short term and maintains a very high credit risk on a global scale basis. These instruments are susceptible to falling into default.
HR5 (G)	The issuer or offering is highly probable they will fall into default on the payment of debt obligations.
HR D (G)	The issuer or offering given this rating has the lowest credit rating and they are already in default.



Credit Ratings Performance Measurement Statistics

Long Term Local Rating Scale

Symbol	Definition of the Rating
HR AAA	The issuer or issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk.
HR AA	The issuer or issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk under adverse economic scenarios.
HR A	The issuer or issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk.
HR BBB	The issuer or issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk, with weakness in the ability to pay in adverse economic scenarios.
HR BB	The issuer or issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk.
HR B	The issuer or issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The issue or issuer is susceptible to falling into default.
HR C	The issuer or issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D	The issuer or issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term.

*Our ratings range from HR AAA to HR D, a plus or minus sign may be included in the range from HR AA to HR C, to indicate strength or weakness within a general rating category.

Short Term Local Rating Scale

Symbol	Definition of the Rating
HR1	The issuer or issue with this rating exhibits high capacity for timely payment of debt obligations in the short term and maintains the lowest credit risk. Within this category, debt instruments and or issuers with features showing relative superiority in terms of credit characteristics may be rated as HR+1.
HR2	The issuer or issue with this rating exhibits an acceptable capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments.
HR3	The issuer or issue with this rating exhibits a moderate capacity for timely payment of debt obligations in the short term and maintains a higher credit risk compared with higher credit rating debt instruments.
HR4	The issuer or issue with this rating exhibits an insufficient capacity for timely payment of debt obligations in the short term and maintains a very high credit risk. These instruments are susceptible to falling into default.
HR5	The issuer or offering is highly probable they will fall into default on the payment of debt obligations.
HR D	The issuer or offering given this rating has the lowest credit rating and they are already in default.

Structured Finance Rating Scale

Symbol	Definition of the Rating
HR AAA (E)*	The issue with this rating is considered to have the highest credit quality, offering high safety for timely payment of debt obligations. Maintains minimum credit risk.
HR AA (E)*	The issue with this rating is considered to have high credit quality and offers high safety for timely payment of debt obligations. Maintains very low credit risk under adverse economic scenarios.
HR A (E)*	The issue with this rating offers acceptable safety for timely payment of debt obligations. Maintains low credit risk.
HR BBB (E)*	The issue with this rating provides moderate safety for timely payment of debt obligations. Maintains moderate credit risk, with weakness in the ability to pay in adverse economic scenarios.
HR BB (E)*	The issue with this rating provides inadequate safety for timely payment of debt obligations. Maintains high credit risk.
HR B (E)*	The issue with this rating provides low safety for timely payment of debt obligations and maintains a high credit risk. The issue is susceptible to falling into default.
HR C (E)*	The issue with this rating exhibits high probability of falling into default in debt obligation payments.
HR D (E)*	The issue with this rating has the lowest rating. The issue is already in, or is highly likely to fall into, default in the short term.

(E)* is a local rating

**Our ratings range from HR AAA (E) to HR D (E), a plus or minus sign may be included in the range from HR AA (E) to HR C (E), to indicate strength or weakness within a general rating category.

Default Criteria

HR Ratings' Default Criteria is as follows:

a) HR Ratings defines ¨non-compliance¨ or ¨default¨ (HR D) as the failure to comply with the obligatory interest and principal payments according to the original agreed terms. In the context of the responsible entity of complying with the payment, the determination of the credit rating depends on the degree of compliance of its set payment obligations. When the default of an entity covers the ¨predominant¨ part of its debt, the rating would be HR D.

b) When the default extends to a ¨significant¨ part of its debt but it is not necessarily predominant, the rating would be HR DS (selective default).

c) In several cases, an entity may be in difficult conditions that damage its will and/or capacity of complying with its payment obligations according to the original agreed conditions. This may result in a renegotiation of the payment terms between the entity and its creditors. HR Ratings considers a restructure in which the creditors agree to accept the new payment terms knowing that the alternative is to receive inferior payments to the ones originally agreed (or no payment whatsoever), as a ¨forced restructure¨. This restructure may represent a ¨technical default¨ due to the fact that the entity wouldn´t be complying with the original agreed payment terms. The result would be the assignment of a rating of HR DT (technical default) for the instrument(s) in matter, in the moment in which the determined payment is made in the forced restructure.

The definition of default was last updated on September 2015 and took effect starting November 3rd, 2015 applying to all asset classes that HR Ratings analyses. For further reference please consult the General Methodological Criteria published on HR Ratings website.

URL

HR Ratings Uniform Resource Locator (URL) of its corporate Internet website where the credit rating histories are disclosed is the following:

*   http://hrratings.com/en/ratings



Credit Ratings Performance Measurement Statistics

HR Ratings de Mexico SA de CV (HR Ratings) ratings and/or opinions are opinions of credit quality and/or regarding the ability of management to administer assets; or opinions regarding the efficacy of activities to meet the nature or purpose of the business, on the part of issuers, other entities or sectors, And are based exclusively on the characteristics of the entity, issuer or operation, with independence from whatever activity or business between HR Ratings and the entity or issuer. The ratings and/or opinions assigned or issued do not constitute an investment recommendation to buy, sell or hold any instrument nor to perform any business, investment or other operation. The assigned ratings and/or opinions issued may be subject to updates at any time, in accordance with HR Ratings methodologies as per the terms of Article 7, Section II and/or III, as may be the case, of the "General Provisions Applicable to Securities Issuers and other Participants of the Securities Market"1.

HR Ratings bases its ratings and/or opinions on information obtained from sources that are believed to be accurate and reliable. HR Ratings, however, does not validate, guarantee or certify the accuracy, correctness or completeness of any information and is not responsible for any errors or omissions or for results obtained from the use of such information. Most issuers of debt securities rated by HR Ratings have paid a fee for the credit rating based on the amount and type issued by each debt instrument. The degree of creditworthiness of an issue or issuer, opinions regarding asset manager quality or ratings related to an entity's performance of its business purpose are subject to change, such as to produce a rating upgrade or downgrade, without implying any responsibility on the part of HR Ratings. The ratings issued by HR Ratings are derived in an ethical manner, in accordance with healthy market practices and in compliance with applicable regulations found in the www.hrratings.com rating agency webpage. There one can view documents Code of Conduct, methodologies, rating criteria and current ratings.

Ratings and/or opinions assigned by HR Ratings are based on an analysis of the creditworthiness of an entity, issue or issuer, and do not necessarily imply a statistical likelihood of default, which we define as the inability or unwillingness to satisfy the contractually stipulated payment terms of an obligation, such that creditors and/or bondholders are forced to take action in order to recover their investment or to restructure the debt due to a situation of stress faced by the debtor. Without disregard to the aforementioned point, in order to validate our ratings our methodologies consider stress scenarios as a complement to the analysis derived from a base case scenario.

The rating fee that HR Ratings receives from issuers generally ranges from $1,000 to $1,000,000 USD (or the foreign currency equivalent) per issue. In some instances, HR Ratings will rate all or some of the issues of a particular issuer for an annual fee. It is estimated that the annual fees range from $5,000 to $2,000,00 USD (or the foreign currency equivalent).